YOU On Demand Holdings, Inc.
27 Union Square West, Suite 502
New York, New York 10003

January 18, 2013

By EDGAR Transmission

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Larry Spirgel

Re:	YOU On Demand Holdings, Inc.
Form 10-K for the Year Ended December 31, 2011
Filed March 30, 2012
File No. 000-19644
Form 10-Q for the Quarterly Period Ended September 30, 2012
Filed November 14, 2012
File No. 001-35561

We hereby submit the responses of YOU On Demand Holdings, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letters, dated December 21, 2012, providing the Staff’s comments with respect to the above referenced Annual Report on Form 10-K and Quarterly Report on Form 10-Q.

For the convenience of the Staff, each of the Staff’s comments is included (in bold) and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Form 10-K for the Year Ended December 31, 2011

Cover

1. Please tell us why you have different file numbers for your Form 10-K and Form 10-Q.

Company Response: The Company’s 10-K was filed on March 30, 2012, under Commission File Number 000-19644. Thereafter, on May 29, 2012, in connection with the Company’s listing on The Nasdaq Stock Market, Inc., the Company filed a Form 8-A for the registration of the Company’s common stock pursuant to Section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), at which time the Commission File Number for the Company’s Exchange Act filings was changed by the Commission to 001-35561.

VIE Structure and Arrangements, page 4

2. Refer to the diagram of your corporate structure on page 4. Tell us in detail about the nature of the agreements between CB Cayman with Jinan Broadband, Jinan Parent and Networks Center.

Company Response: The corporate structure for our broadband business consists of:

•	a Cooperation Agreement, dated as of December 26, 2006, between CB Cayman and Jinan Parent (the “December 2006 Cooperation Agreement”);

•	a Cooperation Agreement dated as of January 2007, between Jinan Broadband and Networks Center (the “January 2007 Cooperation Agreement”); and
•	two Exclusive Service Agreements, dated December 2006 and March 2007, between Jinan Broadband, Jinan Parent and Networks Center (collectively, the “Exclusive Service Agreements”).

Pursuant to the December 2006 Cooperation Agreement, CB Cayman and Jinan Parent set up a joint venture, Jinan Broadband. CB Cayman contributed in cash and owns a 51% controlling interest, and Jinan Parent contributed the assets in exchange of 49% ownership in Jinan broadband. Jinan Broadband is a corporate joint venture with a term of 20 years. Jinan Broadband is considered as a VIE based on ASC 810-10-25-38 due to the fact that CB Cayman has a controlling financial interest in Jinan Broadband and therefore deemed to be the primary beneficiary based on the terms stipulated in the December 2006 Cooperation Agreement below:

•	CB Cayman appointed 3 directors and Jinan Parent appointed 2 directors;
•	The general manager and financial manager are appointed by CB Cayman; and
•	CB Cayman is entitled to receive 51% of net profit/loss of Jinan Broadband.

Pursuant to the January 2007 Cooperation Agreement, Networks Center, the PRC governmental agency which controls Jinan Parent, affirmed the arrangement set forth in the December 2006 Cooperation Agreement which provided that all of the pre-tax revenues of Jinan Broadband would be assigned to our WFOE for 20 years.

Under the terms of the Exclusive Service Agreements, Jinan Broadband is obligated to provide certain technical services needed by Jinan Parent and is entitled to receive 100% of the pre-tax revenue of access services from Jinan Parent as a service charge in exchange.

Jinan Broadband, page 4

3. We note you entered into a cooperation agreement with Jinan Parent pursuant to which you acquired and currently own a 51% controlling interest in Jinan Broadband. You disclosed that the cooperation agreement provides that Jinan Broadband’s operations and pre-tax revenue would be assigned to your WFOE for 20 years, effectively providing for an acquisition of the business. In this regard please provide us with the following information:

a.	whether or not you have acquired a voting interest in Jinan Broadband

  Company Response: Yes, in connection with the acquisition of the 51% controlling interest in Jinan Broadband, the Company acquired a majority voting interest in Jinan Broadband.. In addition, a majority of the directors serving on the board of directors of Jinan Broadband were appointed by us. Such appointments rights are stipulated in the December 2006 Cooperation Agreement.

b.	why have you accounted for this transaction as an acquisition of a business in view of the 20-year term of the agreement

Company Response: In addition to the response below, we also refer to the Company’s response to Comment 3 of the Staff’s letter to the Company, dated June 3, 2008, which was submitted by the Company on July 3, 2008. We also refer to the defined terms in our response to the Comment 2 above.

Among other provisions, the December 2006 Cooperation Agreement and the January 2007 Cooperation Agreement (collectively, the “Cooperation Agreements”) assigned a majority of the business operations, pre-tax revenues and control over Jinan Broadband for a 20 year period to our subsidiary WFOE in the PRC, effectively providing for an acquisition of the Jinan Broadband business. In addition, we entered into the Exclusive Service Agreements that relate to our revenue sharing obligations and management rights of this business.

The general business terms of the Cooperation Agreements which resulted in our completion of the acquisition of the Jinan Broadband business, are, in relevant part, as follows:

•	We received a business license from the local Industry and Commerce Bureau, that enabled us to complete the acquisition and operate the business of Jinan Broadband;

•
Our WFOE in China, which is wholly owned by our China Broadband Cayman subsidiary, acquired and owns the 51% interest in Jinan Broadband with the seller of this business, Jinan Parent, owning the remaining 49% and maintaining minimal rights under the Cooperation Agreements (Please refer to ASC 810-10-25-38A [previously SFAS No. 141 Appendix A]);

•
Jinan Parent sold to our subsidiary, any and all assets “relating to the operation of the business…”as well as management rights and revenue sharing rights between us and Jinan Parent (Please refer to ASC 810-10-25-38A [previously SFAS No. 141 Appendix A]);

•
Most all employees of Jinan Parent, that operated the Jinan Broadband business prior to its sale to us, were also transferred to our subsidiaries’ employ, to continue operating this business on our behalf, and further agreed to assist in securing the employment of these key employees;

•	The Company (collectively with its subsidiaries) have appointed three persons of a five person board of Jinan Broadband level (Please refer to ASC 810-10-25-38A [previously SFAS 141 Appendix A]);

•
All pre-tax revenues of the Jinan Parent generated during the 20-year term of Cooperation Agreements that relate to the Jinan Broadband business are assigned by Jinan Parent to our controlled subsidiary as service fees;

•
Similar to provisions found in business sale agreements, the Cooperation Agreements also include a non-compete provision providing that Jinan Parent shall not invest in or manage any business that competes directly or indirectly with the Jinan Broadband business; and

•
Jinan Broadband entered into the Exclusive Service Agreements pursuant to which the parties agreed to cooperate so as to provide one another with technical services related to their respective broadband, cable and Internet content-based businesses.

c.	the terms of the exclusive service agreement between Jinan Broadband, Jinan Parent and Networks Center

Company Response: The Exclusive Service Agreement, dated March 2007 between Jinan Broadband, Jinan Parent and Networks Center provides that Jinan Broadband will be the exclusive provider of certain technical services needed by Jinan Parent to operate its business and, in exchange for providing the services, is entitled to receive 100% of the pre-tax revenue of access services from Jinan Parent. The Exclusive Service Agreement has a term of 20 years and may not be terminated except upon breach or mutual consent of the parties.

In addition, please refer to our response to Comment 2 above.

Explain to us how these agreements convey to you the power to control Jinan Broadband and how the economics are flowing to you. Refer to ASC 810-10-25-38.

Company Response: Please refer to our responses to Comments 2 and 3.b. above.

4. Tell us how Jinan Broadband accounts for their 49% interest in Jinan Parent. Also tell us who owns the 51% majority ownership

Company Response: Jinan Broadband does not own a 49% interest in Jinan Parent. As indicated in our disclosures, as well as in the organizational chart setting forth the Company’s corporate structure included on Page 4 of the 10-K, our WFOE directly owns 51% of Jinan Broadband and Jinan Parent owns 49% of Jinan Broadband (specifically, we refer to the arrow in the chart indicating Jinan Parent’s ownership of Jinan Broadband).

Sinotop Beijing, page 5

5. We note that through a series of contractual agreements, Sinotop Hong Kong controls Sinotop Beijing. Disclose in the notes to the financial statements the nature of each of the contractual arrangements between Sinotop Hong Kong, Sinotop Beijing and the sole shareholder. Disclose the relevant terms including but not limited to duration, enforceability and any revocability clause. Disclose how these terms convey to you the power to control Sinotop Beijing and how the economics are flowing to you.

Company Response: We will include the following disclosures in the notes to our financial statements in future filings:

Sinotop Hong Kong is the primary beneficiary of Sinotop Beijing, which is supported by the contractual agreements below. Sinotop Hong Kong has all the voting rights as the sole shareholder of Sinotop Bejing and is entitled to receive all of the net profits of Sinotop Beijing.

Management Services Agreement

Pursuant to a Management Services Agreement, dated as of March 9, 2010, between Sinotop Beijing and Sinotop Hong Kong (the “Management Services Agreement”), Sinotop Hong Kong has the exclusive right to provide to Sinotop Beijing management, financial and other services related to the operation of Sinotop Beijing’s business, and Sinotop Beijing is required to take all commercially reasonable efforts to permit and facilitate the provision of the services by Sinotop Hong Kong. As compensation for providing the services, Sinotop Hong Kong is entitled to receive a fee from Sinotop Beijing, upon demand, equal to 100% of the annual Net Profits of Sinotop Beijing during the term of the Management Services Agreement (Sinotop Hong Kong may request ad hoc quarterly payments of the aggregate fee, which payments will be credited against Sinotop Hong Kong’s future payment obligations).

The Management Services Agreement also provides Sinotop Hong Kong or its designee with a right of first refusal to acquire all or any portion of the equity of Sinotop Beijing upon any proposal by the sole shareholder of Sinotop Beijing to transfer such equity. In addition, at the sole discretion of Sinotop Hong Kong, Sinotop Beijing may be obligated to transfer to Sinotop Hong Kong or its designee [use this formulation wherever the agreement allows it] any part or all of the business, personnel, assets and operations of Sinotop Beijing which may be lawfully conducted, employed, owned or operated by Sinotop Honk Kong, including:

(a) business opportunities presented to, or available to Sinotop Beijing may be pursued and contracted for in the name of Sinotop Hong Kong rather than Sinotop Beijing, and at its discretion Sinotop Hong Kong may employ the resources of Sinotop Beijing to secure such opportunities;

(b) any tangible or intangible property of Sinotop Beijing, any contractual rights, any personnel, and any other items or things of value held by Sinotop Beijing may be transferred to Sinotop Hong Kong at book value;

(c) real property, personal or intangible property, personnel, services, equipment, supplies and any other items useful for the conduct of the Business may be obtained by Sinotop Hong Kong by acquisition, lease, license or otherwise, and made available to Sinotop Beijing on terms to be determined by agreement between Sinotop Hong Kong and Sinotop Beijing;

(d) contracts entered into in the name of Sinotop Beijing may be transferred to Sinotop Hong Kong, or the work under such contracts may be subcontracted, in whole or in part, to Sinotop Hong Kong, on terms to be determined by agreement between Sinotop Hong Kong and Sinotop Beijing; and

(e) any changes to, or any expansion or contraction of, the Business may be carried out in the exercise of the sole discretion of Sinotop Hong Kong, and in the name of and at the expense of, Sinotop Hong Kong;

provided, however, that none of the foregoing may cause or have the effect of terminating (without being substantially replaced under the name of Sinotop Hong Kong) or adversely affecting any license, permit or regulatory status of Sinotop Beijing.

The term of the Management Services Agreement is 20 years, and may not be terminated by Sinotop Beijing except with the consent of, or a material breach by, Sinotop Hong Kong.

Equity Pledge Agreement

Pursuant to an Equity Pledge Agreement among Sinotop Hong Kong, Sinotop Beijing and the sole shareholder of Sinotop Beijing (the “Shareholder”), dated March 9, 2010, the Shareholder pledged all of its equity interests in Sinotop Beijing (the “Collateral”) to Sinotop Hong Kong as security for the performance of the obligations of Sinotop Beijing to make all of the required management fee payments pursuant to the Management Services Agreement. The term of the Equity Pledge Agreement expires two years from Sinotop Beijing’s satisfaction of all obligations under the Management Services Agreement.

Option Agreement

Pursuant to an Option Agreement among Sinotop Hong Kong, Sinotop Beijing and the sole shareholder of Sinotop Beijing (the “Shareholder”), dated March 9, 2010, and entered into in connection with the Management Services Agreement, the Shareholder granted an exclusive option to Sinotop Hong Kong or its designee to purchase, at any time and from time to time, to the extent permitted under PRC law, all or any portion of the Shareholder’s equity in Sinotop Beijing. The aggregate purchase price of the option is equal to the paid-in registered capital of the Shareholder. The term of the agreement is until all of the equity interest in Sinotop Beijing held by the Shareholder is transferred to Sinotop Hong Kong or its designee, or until the maximum period allowed by law has run, and may not be terminated by any party to the agreement without the consent of the other parties.

Voting Rights Proxy Agreement

Pursuant to a Voting Rights Proxy Agreement among Sinotop Hong Kong, Sinotop Beijing and the sole shareholder of Sinotop Beijing (the “Shareholder”), dated March 9, 2010, the Shareholder granted to Sinotop Hong Kong an irrevocable proxy, for the maximum period of time permitted by law, all of its voting rights as a shareholder of Sinotop Beijing. The Shareholder may not transfer any of its equity interest in Sinotop Beijing to any party other than Sinotop Hong Kong. The Voting Rights Proxy Agreement may not be terminated except upon the written consent of all parties, or unilaterally by Sinotop Hong Kong upon 30 days’ notice.

Shandong Media, page 5

6. Please disclose all the terms of the various contractual agreements between CB Cayman, the trustees, the WFOE, Jinan Zhong Kuan and Shandong Media such as duration, mutual consent provisions, validity and enforceability of the contracts and any revocability clause. Disclose how these terms convey to you through CB Cayman the power to control Jinan Zhong Kuan and Shandon Media and how the economics are flowing to you before the deconsolidation date. Include any provisions that might limit the ability to exercise power and or whether there are any restrictions on your contractual rights.

Company Response: In order to provide the Staff with a complete picture of the VIE structure of Shandong Media, below is our existing disclosure regarding our Shandong Media VIE supplemented with the information requested regarding the specific terms of the contractual arrangements:

On March 7, 2008, we entered into a cooperation agreement (the “Shandong Cooperation Agreement”) with two joint-venture partners in China (together, the “Shandong Newspaper Entities”). The Shandong Cooperation Agreement provided for, among other terms, the creation of a joint-venture entity in the PRC, Shandong Media, that would own and operate the television program guide, newspaper and magazine publishing businesses previously owned and operated by the Shandong Newspaper Entities pursuant to exclusive licenses. In addition, Shandong Media entered into an exclusive advertising agency agreement and an exclusive consulting services agreement with the Shandong Newspaper Entities and another third party, Music Review Press, which requires that the Shandong Newspaper Entities and Music Review Press shall appoint Shandong Media as their exclusive advertising agent and provider of technical and management support for a fee.

Under the terms of the Shandong Cooperation Agreement and related pledge and trust documents, the Shandong Newspaper Entities contributed their entire Shandong newspaper business and transferred certain employees to Shandong Media in exchange for a 50% stake in Shandong Media, with the other 50% of Shandong Media to be owned directly by Jinan Zhong Kuan and indirectly by our WFOE in the PRC in the second quarter of 2008, with the joint venture becoming operational in July of 2008. In exchange, therefore, the Shandong Cooperation Agreement provided for total initial consideration from us of approximately $1.5 million (approximately 10 million RMB).

Currently, we are entitled to 100% of the pre-tax income of Jinan Zhong Kuan, the 30% owner of Shandong Media in two ways, which are discussed below.

First, there were initially two individual owners of Jinan Zhong Kuan which held all of the equity in that company in trust for the benefit of CB Cayman, pursuant to trustee arrangements entered into with them in 2008. All ownership of Jinan Zhong Kuan and all agreements that comprised the trustee arrangements, including a trustee agreement, a loan agreement, a power of attorney, an equity option agreement, and an equity pledge agreement, were transferred and assigned by the two trustees to a new individual trustee in August 2010. The trustee arrangement relieves the trustee from any responsibilities for the day-to-day operations of the company and any liability arising from the trustee’s role as equity holder. All actions taken by the trustee as a shareholder will be in accordance with instructions provided by CB Cayman.

The trustee agreement executed between the trustees and CB Cayman in connection with this arrangement, dated as of January 2008 and assigned to a new third-party trustee in August 2010, provides that in consideration for an up-front fee paid by CB Cayman, and monthly payments thereafter, the trustee will hold the equity of Jinan Zhong Kuan in trust for, and only for the benefit of, CB Cayman. However, due to the start-up nature of the Company and the fact that the Company had minimal cash and revenues, the trustees indicated their intention to waive any payments pursuant to the trustee agreement, and therefore no amounts were specified in the agreement. The trustee agreement may be terminated by either party upon one month’s notice to the other party.

The loan agreement between the trustees and CB Cayman in connection with this arrangement, dated as of January 2008 and assigned to the new trustee in August 2010, provides that, in connection with a letter of intent with respect to the Shandong Cooperation Agreement, CB Cayman would loan RMB 10 million (approximately $1.5 million) to the trustee in order to increase the registered capital of Jinan Zhong Kuan in connection with the execution of the Shandong Cooperation Agreement. The loan agreement is interest free and payable on demand.

The power of attorney executed by the initial two trustees, and subsequently by the new trustee, give authority to CB Cayman, for a period of the earlier of 20 years or the termination of the loan agreement, to exercise the voting right, to sell or transfer the equity of Jinan Zhong Kuan, and appoint directors, general managers and officers of Jinan Zhong Kuan.

The equity option agreement between the trustees and CB Cayman in connection with this arrangement, dated as of January 2008 and assigned to the new trustee in August 2010, provides that CB Cayman has an exclusive right to purchase the equity interest in Jinan Zhong Kuan held by the trustee at any time. The exercise price for the option equals the amount pursuant to the loan agreement, of RMB 10 million. The term of the option runs until CB Cayman or its designee purchases all equity of Jinan Zhong Kuan. The option may only be terminated by mutual consent of the parties or unilaterally by CB Cayman.

Pursuant to the equity pledge agreement between the trustees and CB Cayman in connection with this arrangement, dated as of January 2008 and assigned to the new trustee in August 2010, the trustee pledged all of the equity interest in Jinan Zhong Kuan to CB Cayman as security for the trustee’s obligation to repay the loan pursuant to the loan agreement. The term of the equity pledge agreement runs until the later of (i) the termination of all of the agreements comprising the trustee arrangement, and (ii) repayment of the loan.

We believe CB Cayman’s right to receive 100% of the dividends paid on the equity held in trust for it, initially by the two individuals and presently by the new trustee, is appropriate under PRC transfer pricing rules, which are found in Arts. 41-48 of the PRC Enterprise Income Tax Law and Arts. 109-123 of the Implementing Regulations thereunder, and complies with the “arm’s length principle” mandated by Art. 41 of the Enterprise Income Tax Law, because those individuals have no responsibilities and take no risk in connection with their role as trustee shareholders other than to vote when requested and as directed by CB Cayman.

As a practical matter, however, there are not likely to be any dividends paid on the equity of Jinan Zhong Kuan, because all of its pre-tax income is required to be paid over to the WFOE under the terms of an exclusive services agreement entered into in January 2008. Under the terms of the exclusive services agreement, the WFOE is obligated to provide all management, technical and support services needed by Jinan Zhong Kuan and is entitled to receive 100% of the pre-tax income of Jinan Zhong Kuan in exchange. Jinan Zhong Kuan has no income other than profit distributions from Shandong Media. Jinan Zhong Kuan and our WFOE are related parties, and all of the risk and burden of the operations of Jinan Zhong Kuan is shifted to the WFOE under the exclusive services agreement, and therefore all of the economic benefit is shifted to the WFOE, as well. If the PRC tax authorities were to disagree with our position regarding the pricing under the exclusive services agreement between Jinan Zhong Kuan and the WFOE, there is no potential for past-due tax liability with respect to Jinan Zhong Kuan because, as noted above, Jinan Zhong Kuan has never recognized any profits.

The Company, through CB Cayman, is the sole owner of the WFOE, and exercises the overall voting power over the WFOE. In addition, through the various contractual agreements between CB Cayman, the trustees, the WFOE and Jinan Zhong Kuan, as discussed above, Jinan Zhong Kuan is considered a VIE. Due to the fact that Jinan Zhong Kuan’s economic performance has a direct impact on the Company, and the Company bears all risks and is entitled to all benefits relating to the investment in Jinan Zhong Kuan, the Company is a primary beneficiary of Jinan Zhong Kuan and is required to consolidate Jinan Zhong Kuan under the variable interest model. With respect to Shandong Media, it cannot finance its own activities without the cash contribution from Jinan Zhong Kuan. In addition, apart from its 30% equity interest in Shandong Media, Jinan Zhong Kuan has the obligation to bear expected losses and receive expected returns through the exclusive services agreement, which entitles Jinan Zhong Kuan to all net profits of Shandong Media. Accordingly, due to the nature of our ownership/control of Jinan Zhong Kuan and Shandong Media, they are considered VIEs and therefore are consolidated in our financial statements as of December 31, 2011.

On January 19, 2012, through Jinan Zhong Kuan, we entered into a Memorandum of Understanding with the Shandong Newspaper Entities pursuant to which we expressed the intention to amend the terms of the Shandong Cooperation Agreement to transfer an aggregate of 20% of our ownership interest in Shandong Media to the Shandong Newspaper Entities. Shandong Media has received notice of approval by the PRC State Administration for Industry & Commerce, or AIC, to effect the changes made in the Articles of Association and complete the transaction. The equity transfer ownership is effective as of July 1, 2012 and we have deconsolidated Shandong Media and recorded our 30% ownership under the equity method of accounting in accordance with ASC 810-10-40, Deconsolidation of a Subsidiary. We valued Shandong Media based on historical and forecasted performance utilizing DCF methodology. Due to current performance and risks associated with future cash flow we valued Shandong Media at $0.00 as of the date of deconsolidation. As part of the deconsolidation we have removed the net assets associated with Shandong and recognized a gain of $141,814 on deconsolidation.

Also in accordance with ASC 810-10-40, Deconsolidation of a Subsidiary, we will maintain a balance for our 30% investment in Shandong Median not to go below $0.00. Based on our valuation for our 30% ownership and the net loss from the third quarter of 2012 our balance is currently negative and as such is recorded as a $0.00 balance on our financial statements.

1.           As disclosed, the trustee arrangements provide that, in consideration for an up-front fee paid by CB Cayman, and monthly cash payments thereafter, the equity holders of Jinan Zhong Kuan, will hold the equity of Jinan Zhong Kuan, in trust for, and only for the benefit of CB Cayman. Please disclose the up-front fee paid by CB Cayman, its monthly cash payments thereafter, the commencement and end dates for these payments, the total amount due, and your basis of accounting for these payments in the financial statements. Tell us how you considered the fact that you have not finalized the payments for the acquisition in your consolidation conclusion.

Company Response: The trustee agreement provided for an up-front payment, and monthly payments thereafter, to the trustee from the Company. However, due to the start-up nature of the Company and the fact that the Company had minimal cash and revenues, the trustee indicated its intention to waive any payments pursuant to the trustee agreement, and therefore no amounts for such payments were specified in the agreement and there were no such payments made pursuant to the trustee agreement. Thereafter, in August 2010, upon the trustee’s separation from employment with the Company, we entered into a comprehensive settlement agreement with the trustee pursuant to which we paid to the trustee $125,000 in exchange for the trustee releasing the Company from any and all potential claims that the trustee may have then had against the Company, whether pursuant to the trustee agreement, the trustee’s employment agreement with the Company or otherwise. The Company accounted for the settlement payment as salary expense.

When the trustee agreement was assigned to a new trustee in August 2010, no payments obligations were specified and accordingly no payments are obligated to have been made thereunder.

2.           We note your statement in the last paragraph herein “that Jinan Zhong Kuan (VIE) and our WFOE are related parties and all of the risk and burden of operations of Jinan Zhong Kuan is shifted to the WFOE under the exclusive services agreement, and therefore all of the economic benefit is shifted to the WFOE as well.” Please clarify how the VIE and WFOE are related parties.

Company Response: Jinan Zhong Kuan and our WFOE are related parties due to the nature of the trustee arrangement discussed in our response to Comment 6 above. Pursuant to the trustee agreement, the loan agreement, the power of attorney, the equity option agreement and the equity pledge agreement, CB Caymen, the direct parent of WFOE, maintains complete control over the operations of Jinan Zhong Kuan, and has the right to acquire all of the equity of Jinan Zhong Kuan.

Goodwill, page F-8:

3.           We note that goodwill represents 20% of total assets at December 31, 2011 and all the goodwill balance resulted from the acquisition of Sinotop Hong Kong in 2010. We note that your revenues are primarily generated by Jinan Broadband and Shandong Media. We note that you are still developing your PPV and VOD business and had minimal revenues therefrom. In this regard tell us how you have considered these facts and your ability to continue as a going concern when you performed the qualitative assessment to determine whether further quantitative impairment testing was necessary. Also tell us whether you performed an annual and/or interim impairment test. If you performed a goodwill impairment test tell us about the results of your tests.

Company Response: Goodwill impairment testing was performed at year end 12/31/2011. Below is the Company’s internal documentation supporting our Form 10-K for the year ended December 31, 2011:

In accordance with ASC 350-20-35-3, the Company has opted to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of Sinotop is less than its carrying amount. We have also performed the first step of the two-step impairment test to further support our qualitative assessment.

Qualitative Assessment
In assessing qualitative factors to determine whether it is more likely than not that the fair value of Sinotop is less than its carrying amount, we evaluated the following, among other, factors as recommended by the guidance, in addition to other economic, industry and strategic factors as perceived to be relevant by management:
•
Macroeconomic conditions such as a deterioration in general economic conditions, limitations on accessing capital, fluctuations in foreign exchange rates, or other developments in equity and credit markets

•
Industry and market considerations such as a deterioration in the environment in which an entity operates, an increased competitive environment, a decline in market-dependent multiples or metrics, a change in the market for an entity’s products or services, or a regulatory or political development

•	Overall financial performance such as negative or declining cash flows or a decline in actual or planned revenue or earnings compared with actual and projected results of relevant prior periods
•	Other relevant entity-specific events such as changes in management, key personnel, strategy, or customers; contemplation of bankruptcy; or litigation

We also considered the expected timeline for rollout of our developing business lines (VOD and PPV) which are expected to begin generating revenue in early 2013.

Based on our assessment of the totality of events and circumstances, management does not believe it is more likely than not that the fair value of Sinotop is less than its carrying amount. In comparison to our profit projections at the time Sinotop was acquired, the Company has actually increased overall revenue forecasts due to our expectation that Subscription VOD (“SVOD”) services will be in higher demand relative to our original model, which focused primarily on PPV and Transaction VOD (“TVOD”) revenues. We currently expect approximately 50% of revenues to be generated from SVOD, which is not offered on cable TV in China at this time. In addition, our profit projections have increased as we continue to negotiate and obtain more advantageous profit share splits. As announced, the Company has executed various deals to obtain content from studios such as Warner Bros., Disney, Lionsgate, Miramax, etc. Furthermore, the Company has thus far secured access to at least 3MM homes in the Jinan, Jilin and Cixi territories (currently at 18.2MM homes). As such, we feel our increased profit expectations are reasonable.

Quantitative Support for Qualitative Assessment
To further support our qualitative assessment that the carrying amount of Sinotop is less than its fair value, we prepared an analysis that compares various estimates of the Company’s current fair value against the carrying amount of our net assets (attached). The P&L Scenario discounts our adjusted net income/loss projections through 2015 – the same method originally used to value Sinotop’s goodwill. The Indirect Cash Flow Scenario discounts projected net cash flows through 2015. The Market Cap Scenario compares the current average market capitalization against the carrying amount of our net assets.

As properly discounting our projected cash flows entails applying a discount rate which represents the Company’s weighted average cost of capital (“WACC”), we backed into the break-even discount rate as a means of determining the WACC cap. In comparing the WACC cap rates under the P&L and Indirect Cash Flow Scenarios (71% and 50%, respectively) to the WACC rate used in the original valuation of Sinotop (33%), as well as other factors that may have impacted this rate since, such as overall economic conditions, changes in capital structure, the Company’s credit rating, etc., we do not feel our current WACC rate could reasonably exceed 50%. It should also be noted that the overall forecasts of the P&L and Indirect Cash Flow Scenarios do not take into account forecasted profits beyond 2015 or terminal values, which there obviously would be.

Furthermore, we determined our current market capitalization based on a conservative 90-day stock price average (a level 1 input) of $0.06 to be approximately $58M. As the carrying amount of our VOD business is conservatively estimated at $14M as of Q4 2011, this scenario also concludes that the second step of the two-step impairment test need not be performed.

Conclusion
Based on the results of our qualitative assessment, the Company does not believe Sinotop’s goodwill to be impaired. We will continue to monitor conditions that may give rise to goodwill impairment, as well as re-assess the potential for impairment annually.

17. Warner Bros. License Agreement, page F-18:

4.           We note that the WB Agreement is subject to annual minimum payments. Please disclose what those payments are and whether you accrued any amounts as of December 31, 2011.

Company Response: Due to competitive reasons, we do not disclose specifics on a per contract basis. However, we do include aggregate liabilities in our financial statements and disclose our future commitments.

In our Form 10-K for the year ended December 31, 2011, our balance sheet shows a Deferred license fee (liability) of $76,670 and we disclose (in FN 20 Commitments and Contingencies) a total commitment of $2.5MM in product related costs.

3. Sinotop Contingent Consideration, page 10:

5.           Per your disclosure, subsequent to the acquisition of Sinotop, you underwent a warrant exchange for three-year warrants that were potentially earned based on certain milestones. Please provide further details on whether or how the performance milestones were achieved.

Company Response: As noted on page 11 on Form 10-Q for the quarter ended September 30, 2012 “at the end of the first earn-out year (July 1, 2012), the first milestone was achieved with over 3 million homes having access to our PPV services. As such, we issued 245,274 shares of our common stock and 26,667 options to Mr. Liu.”

The milestone is considered achieved once YOD has access to subscribers through a signed agreement with MSO providers (cable operators) with subscribers totaling the respective thresholds (3MM, 11MM and 30MM). As of September 30, 2012, we surpassed access to 3MM subscribers and as such achieved the first of three milestones related to the Sinotop Contingent Consideration.

*****

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (212) 206-1216, or Brian J. Buck, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside counsel at (202) 663-8347.

Sincerely,

YOU On Demand Holdings, Inc.

By:	/s/ Marc Urbach
Marc Urbach
President and Chief Financial Officer